September 10, 2010
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on February 3, 2010 (the “2009 20-F”)
Forms 6-K Filed February 3, 2010 and May 12, 2010 (the “Forms 6-K”)
File No. 001-33853
Dear Ms. Collins, Ms. Feider, Ms. Mills-Apenteng and Mr. Houseal:
This letter sets forth the Company’s response to the comments contained in the letter dated August 11, 2010 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2009 20-F and the Forms 6-K. The comments are repeated below and followed by the response thereto.
Form 20-F for the Fiscal Year Ended December 31, 2009
Item 3. Key Information
D. Risk Factors, Risks Related to Our Company
“We face a greater risk of doubtful accounts ...” page 14

1. Please tell us what consideration you gave to providing quantitative disclosure regarding the percent of your revenues derived from corporate customers so that investors might better understand the extent of the risk posed to your operations by doubtful accounts.
The Company respectfully advises the Staff that revenues derived from corporate customers accounted for 2.7%, 3.5% and 3.9% of its total revenues for the years ended December 31, 2007, 2008 and 2009, respectively, which was immaterial. In its earnings release for the first quarter of 2010, the Company has already disclosed revenues from corporate travel for the first time, and will provide same disclosure of corporate travel revenues in its future Form 20-F filings.
Item 6. Directors, Senior Management and Employees
A. Directors and senior management, page 44
2. It appears that certain of your directors may be serving in this capacity pursuant to arrangements or understandings with third parties as indicated in your articles of association. Please tell us whether any of your directors or senior management was selected pursuant to any such arrangement or understanding and, if so, what consideration you gave to disclosing this. Refer to Item 6.A.5 of Form 20-F.
The Company respectfully advises the Staff that under Article 80 of its Articles of Association, as currently in effect, the Company’s board of directors (the “Board”) shall consist of not more than nine directors, including (i) three directors appointed by the Company’s founders consisting of James Jianzhang Liang, Neil Nanpeng Shen, Qi Ji and Min Fan, subject to the approval of a majority of the Company’s independent directors (as such term is defined under applicable NASDAQ rules), (ii) one director appointed by Rakuten, Inc. (“Rakuten”) so long as Rakuten owns at least 3,322,500 ordinary shares of the Company and (iii) one director who is the then current chief executive officer of the Company. The remaining directors shall be elected or appointed by the Board in accordance with the Company’s Articles of Association or by the shareholders at a general meeting. Among the current members of the Board, James Jianzhang Liang, Neil Nanpeng Shen and Qi Ji have been appointed by the Company’s founders pursuant to Article 80. The director appointed by Rakuten resigned in August 2007 after Rakuten sold its stake in the Company. Except for the arrangement described above, there are no other arrangements or understandings with third parties pursuant to which any of the Company’s directors or senior management was selected.
The Company notes the Staff’s comment and will disclose in its future Form 20-F filings the arrangement under its Articles of Association under which four directors of the Company have been appointed.

E. Share Ownership, page 50
3. In future filings, please identify the individual(s) with voting and/or dispositive power over the entities listed in the share ownership table.
The Company respectfully advises the Staff that the beneficial ownership information of all the entities listed in the share ownership table was based on Schedule 13G or 13D filings made by third party investors. These filings often do not identify individual(s) with voting and/or dispositive power. Even if they do, the Company would not be able to independently verify the accuracy of information contained in those filings, as most of these filings are done by independent investment funds. The Company believes that its current disclosure, which clearly identifies the particular Schedule 13G or 13D filed by the relevant institutional shareholder, provides investors sufficient information about its share ownership structure.
Item 10. Additional Information
C. Material Contracts, page 58
4. Please tell us whether you have entered into any material contracts within the two years immediately preceding the date of your annual report. It is unclear from your disclosure whether you have entered into any such contracts. If you have, it does not appear that your disclosure complies with the requirement to include in this section a summary of any such contracts, including the general nature of the contract, terms and conditions, dates and parties to the contract. Please advise.
The Company respectfully advises the Staff that the 2009 20-F contains brief summaries of certain material contracts (other than contracts entered into in the ordinary course of business) entered into within the two years ended December 31, 2009. Specifically, a purchase agreement between the Company and Home Inns & Hotels Management Inc. is described under “Item 4—Information on the Company—A. History and Development of the Company” on page 22 and a registration rights agreement between the Company and Home Inns & Hotels Management Inc. is described under “Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” on page 54. These material contracts were filed as Exhibit 99.(B) and Exhibit 99.(C) of Schedule 13D(file no. 005-82520) with the Securities and Exchange Commission on May 21, 2009.
In response to the Staff’s comment, the Company will either include under Item 10.C. of its future Form 20-F filings summaries of the material contracts or provide clear cross-references to summaries of such contracts that appear in the other parts of the Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 63
5. We note from your disclosures that the Company is exposed to market risk for changes in foreign currency exchange rates. Given that foreign currency exchange gains/losses appear to be material to net income, please tell us how you believe your disclosures meet the requirements of one of the quantitative disclosure alternatives described in Item 11 of Form 20-F and Item 305(a) of Regulation S-K.
The Company respectfully advises the Staff that foreign exchange gains accounted for approximately 0.1% of its net income attributable to shareholders for the year ended December 31, 2009. In response to the Staff’s comment, the Company will include a sensitivity analysis of its exposure to foreign exchange risks in its future Form 20-F filings.
Item 18. Financial Statements
Note 10. Taxation, page F-25
6. We note that you receive various preferential tax rates. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.
The Company respectfully advises the Staff that the preferential tax treatment received by the Company’s PRC subsidiaries and variable interest entities (“VIEs”) is primarily based on their status as “High and New Technology Enterprises” (“HNTEs”). According to the PRC Enterprise Income Tax Law effective on January 1, 2008, HNTEs are entitled to a preferential tax rate of 15% compared to a unified statutory rate of 25%. Such treatment does not have a specific termination date as long as the HNTE status is renewed by relevant government authorities. Based on the current status of the Company’s PRC subsidiaries and VIEs, the Company believes that it will continue to maintain HNTE status going forward. Therefore, the Company does not deem its HNTE status as a tax holiday under SAB Topic 11C and did not make the related disclosure required by SAB Topic 11C.
Forms 6-K Filed February 3, 2010 and May 12, 2010
7. We note from your Q1 earnings call that your estimated annual tax rate will be between 21% and 23% for fiscal 2010, of which 6% of this rate is attributable to stock based compensation. However, we note that your non-GAAP financial measures presented in your earnings releases do not reflect any tax effect for excluding stock based compensation. Tell us if you considered presenting a tax effect of stock based compensation expense in your earnings releases. For guidance on this matter, please see Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated on January 15, 2010.

The Company respectfully advises the Staff that share-based compensation charges have no impact on the income tax expenses of the Company and its subsidiaries and VIEs on a consolidated basis. The Company conduct the majority of its business in mainland China, and are subject to PRC Enterprise Income Tax. Share-based compensation charges are incurred by the Cayman Islands holding company and are included in arriving at net income for U.S. GAAP purposes. It is not tax deductible in China. Therefore, although share-based compensation charges have already been deducted from income before income tax expense in the Company’s consolidated statement of income, such charges in reality would not result in reduction of the taxable income, or income tax expenses, of the Company’s operating subsidiaries and VIEs. The remarks noted by the Staff, which were made in response to a question from a financial analyst, were made for the purpose of illustrating this point. Depending on whether the estimated share-based compensation charges are added back to the denominator (income before income tax expense) during the calculation, there could be a six-percentage-point difference in the estimated effective tax rates for 2010.
Based on the foregoing, the Company does not believe it needs to present a tax effect of share-based compensation charges in its earnings releases.
The Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2009 20-F, please contact the undersigned at (86 21) 3406-4880 Ext. 12200 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740 4850. Thank you very much.

Very truly yours,
/s/ Jane Jie Sun
Jane Jie Sun
Chief Financial Officer

cc:	James Jianzhang Liang, Chairman of the Board of Directors, Ctrip.com International, Ltd.
Min Fan, Director, President and Chief Executive Officer, Ctrip.com International, Ltd.
JP Gan, Chairman of the Audit Committee of the Board of Directors, Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company